Exhibit 99.1

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

STANTEC INC.

Table of Contents

Section	Subject
1	Interpretation
2	Business of the Corporation
3	Directors
4	Committees
5	Officers
6	Protection of Directors and Officers and others
7	Shareholders
8	Dividends
9	Notices
10	Repeal of Existing By-law No.1
11	Effective Date

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IT IS HEREBY ENACTED as an amended and restated by-law of Stantec Inc. (the “Corporation”) as follows:

1	INTERPRETATION

1.1	Definitions

Unless otherwise defined below, words and expressions defined in the Act have the same meanings when used in this by-law.

Any reference to a director, officer, shareholder or auditor in this by-law means to a director, officer, shareholder or auditor of the Corporation. In this by-law, the following terms have the following meanings:

“Act” means the Canada Business Corporations Act and the regulations made thereto, as amended from time to time, and every statute that may be substituted therefor, and in the case of such amendment or substitution, any reference to the Act in this by-law refers to the amended or substituted provisions therefor;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“meeting of shareholders” means any meeting of shareholders, including an annual meeting of shareholders and a special meeting of shareholders;

“person” means an individual, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, trust, unincorporated association or other entity;

“recorded address” means (i) in the case of a shareholder, the latest address as shown in the records of the Corporation for such shareholder; (ii) in the case of joint shareholders, the address appearing in the records of the Corporation in respect of such joint holding, or the first address appearing if there is more than one; and (iii) in the case of a director, officer or auditor, the latest address as recorded in the records of the Corporation for such person.

1.2	Number and Gender

Any reference to gender includes all genders. Words importing the singular include the plural and vice versa.

1.3	Conflict with the Act and Articles

If there is any conflict or inconsistency between this by-law and the Act or the articles of the Corporation, the Act or the articles shall govern.

1.4	Headings

The division of this by-law into Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not affect its interpretation.

1.5	Invalidity of any Provision of this By-Law

The invalidity or unenforceability of any provision in this by-law shall not affect the validity or enforceability of the remaining provisions which will continue in full force and effect, without amendment.

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2	BUSINESS OF THE CORPORATION

2.1	Corporate Seal

The Corporation may, but need not, have a corporate seal and if one is adopted it shall be in such form as the board may approve from time to time.

2.2	Financial Year

The financial year of the Corporation ends on such date in each year as the board may determine by resolution from time to time.

2.3	Execution of Instruments

Contracts, documents or instruments in writing may be signed on behalf of the Corporation, either manually, by facsimile or by electronic means by any one director or officer or any other person authorized by the directors from time to time (each such person is referred to as an “Authorized Signatory”). Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory. In addition, the board may from time to time, authorize any persons to sign contracts, documents or instruments in writing generally or to sign a specific contract, document or instrument in writing or to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation.

Any Authorized Signatory or other person authorized to sign any contract, document or instrument in writing, may affix the corporate seal, if any, to any contract, document or instrument in writing.

The term contract, document or instrument in writing includes, without limitation, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges, conveyances, transfers and assignments of securities and all other paper writings or electronic writings.

2.4	Banking Arrangements

The banking and borrowing business of the Corporation or any part of it shall be transacted with such banks, trust companies or other persons as may from time to time be authorized by the board. Such banking or borrowing business or any part of it will be transacted on behalf of the Corporation under such agreements, instructions and delegations of powers as the board may direct or authorize from time to time. This paragraph does not limit the authority given under section 2.3.

3	DIRECTORS

3.1	Place of Meetings

Meetings of the board may be held at the registered office of the Corporation or any other place within or outside Canada.

3.2	Notice

Subject to any resolution of the board, meetings of the board may be called at any time by the chair of the board, the president or chief executive officer of the Corporation, or any two directors. Notice of the time and place for holding any meeting of the board shall be given by the secretary of the Corporation at least forty-eight (48) hours prior to the time fixed for the meeting.

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The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

A director may waive notice of a meeting of the board, any irregularity in a notice of meeting of the board or any irregularity in a meeting of the board. Such waiver may be given in any manner and at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

3.3	Quorum

The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine.

3.4	First Meeting of the New Board

For the first meeting of the board to be held following the election of the board at an annual or special meeting of the shareholders, or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director in order for the meeting to be duly constituted, provided a quorum of the directors is present.

3.5	Meeting by Telephonic, Electronic or Other Communication Facility.

A director may participate in a meeting of the board or of a committee of the board by means of telephonic, electronic or other communication facilities as permit all persons participating in the meeting to hear each other. A director participating in a meeting by such means is deemed to be present at the meeting.

3.6	Chair

The chair of the board, or in his or her absence, a member of the board selected by a majority of the directors present shall chair any meeting of the board.

3.7	Votes to Govern

All questions arising at any meeting of the board will be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting is not entitled to a second or casting vote in addition to his original vote.

3.8	Remuneration and Expenses

The board may determine from time to time the remuneration, if any, to be paid to a director for his services as a director. The directors are also entitled to be reimbursed for travelling and other out-of-pocket expenses properly incurred by them in attending board meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation. The board may also award additional remuneration to any director undertaking special services on the Corporation’s behalf beyond the services ordinarily required of a director by the Corporation.

A director may be employed by or provide services to the Corporation otherwise than as a director. Such a director may receive remuneration for his services as a director.

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4	COMMITTEES

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

The powers of any committee shall be exercised at a meeting at which a quorum is present or by resolution in writing signed, or signed in separate counterparts, by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Canada. At all meetings of committees every question shall be decided by a majority of votes.

Each committee has the power to appoint its chair and to make, amend or repeal rules and procedures to regulate its meetings, including fixing its quorum (provided that a quorum may not be less than a majority of its members), setting requirements for calling, holding, conducting and adjourning meetings of the committee, selecting a chair for a meeting and determining whether the chair has a second or casting vote in the case of an equality of votes. If no rules and procedures are made, the rules and procedures will be the same as those governing the board set out in section 3 which shall apply with such changes as are necessary. Each member of a committee will serve at the pleasure of the board and, in any event, only so long as such person is a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

5	OFFICERS

5.1	Appointment of Officers

The board may appoint, at any time and from time to time, one or more officers of the Corporation as the board may determine. All officers will perform such duties as may be determined by the board or pursuant to a delegation of authority by the board and, in the absence of such determination, will be those usually incidental to the office held.

6	PROTECTION OF DIRECTORS AND OFFICERS AND OTHERS

6.1	Limitation of Liability

Subject to the Act and any other applicable law, no director or officer of the Corporation is liable for: (a) the acts, omissions, receipts, neglects or defaults of any other director or officer or employee; (b) joining in any receipt or other act for conformity; (c) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation for or on behalf of the Corporation; (d) the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested; (e) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, including any person with whom any moneys, securities or effects are deposited; (f) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of the Corporation; or (g) any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or in relation thereto, unless any of the above happens by or through his failure to exercise his powers and to discharge his duties honestly, in good faith with a view to the best interests of the Corporation or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.2	Indemnification

(a)	Subject to the Act and any other applicable law, the Corporation shall indemnify each director and officer of the Corporation, each former director or officer of the Corporation, and each other individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity, of another entity against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding to which he is made a party or involved in by reason of being or having been a director or officer of the Corporation or such other entity at the request of the Corporation or in a similar capacity, (excluding any proceeding initiated by such individual other than to establish a right of indemnification) provided:

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(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds to believe that his conduct was lawful.

(b)	The Corporation may, to the full extent permitted under the Act or otherwise by law, advance monies to an individual referred to in section 6.2(a) for costs, charges, and expenses of a proceeding referred to above provided such individual shall agree in writing, in advance, to repay the monies advanced if the individual does not fulfill the conditions set out in the Act.

(c)	The Corporation is authorized to enter into any agreement evidencing and setting out the terms and conditions of, an indemnity in favour of any of the persons referred to in section 6.2(a).

(d)	The Corporation may purchase, maintain or participate in insurance against the risk of its liability to indemnify pursuant to this by-law or otherwise.

(e)	The right of any person to indemnification granted by this by-law are not exclusive of any other rights to which such person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise.

7	SHAREHOLDERS

7.1	Calling Meetings

Any two or more directors and each of the chair of the board and the chief executive officer shall have power to call a meeting of shareholders at any time. Meetings of shareholders will be held on the date and at the time and place within Canada as the persons calling the meeting determine.

7.2	Meeting held by Telephonic, Electronic or Other Communications Facility

A meeting of shareholders may be held by telephonic, electronic or other means of communication facility that permits all participants to communicate adequately with each other during a meeting. A shareholder, proxyholder or shareholder’s representative who participates through those means at a meeting or establishes a communications link to the meeting shall be deemed to be present at that meeting. A meeting held by telephone, electronic or other communication facility shall be deemed to be held at the place where the registered office or the Corporation is located.

7.3	Notice of Meeting

If the Corporation is not an offering corporation, the time period to provide notice of the time and place of a meeting of shareholders is not less than twenty-one (21) days and not more than sixty (60) days before the meeting.

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The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

7.4	Waiver of Notice

A shareholder, a proxyholder, a shareholder’s representative, a director or the auditor and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders. Such waiver may be given in any manner and at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

7.5	Chair, Secretary and Scrutineer

The chair of any meeting of shareholders will be the first mentioned of the following officers who is present at the meeting: chair of the board, chief executive officer, president or a vice-president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chair of the meeting. If present, the secretary of the Corporation shall be secretary of the meeting. If the secretary is absent, the chair of the meeting shall appoint another person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more persons may be appointed by the chair of the meeting to act as scrutineers at any meeting of shareholders. Such persons need not be shareholders.

7.6	Quorum

A quorum of shareholders is present at a meeting of shareholders if at least two persons, each of whom is a shareholder or duly appointed proxy or representative for an absent shareholder representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to vote at a meeting of shareholders are present in person or represented by proxy at the start of any meeting of shareholders.

7.7	Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

7.8	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders are those entitled to vote at the meeting, the directors, the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Other persons may be permitted to attend with the consent of the chair of the meeting or the affirmative vote of a majority of the persons present in person at the meeting who are entitled to vote.

7.9	Votes to Govern

A vote at a meeting of shareholders may be held by any means of communication facility made available by the Corporation. Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law require otherwise. In the case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

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7.10	Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is requested or required. Where a ballot is required or demanded to decide any question at a meeting of shareholders, the ballot shall be taken in such manner as the chair of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of a ballot shall be the decision of the shareholders upon the question.

7.11	Procedure

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair’s decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, is conclusive and binding upon the meeting of shareholders.

7.12	Adjournment

The chair of any meeting of shareholders may, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to conditions as such persons may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. Any business may be considered and transacted at any adjourned meeting which could have been considered and transacted at the original meeting of shareholders.

8	DIVIDENDS

Subject to the provisions of the Act, the board may from time to time declare dividends (including interim dividends) payable to the shareholders according to their respective rights and interests in the Corporation and such dividends may be paid in money or property or by issuing fully paid shares of the Corporation, or any combination thereof. A dividend or other distribution payable in money may be paid either by electronic means, by cheque or by such other method as the board may determine. Payment will be made to or to the order of each registered holder of shares of the class in respect of which the payment is to be made. Cheques will be sent to a registered holder at the recorded address, unless the holder otherwise directs. In the case of joint holders, unless the joint holders otherwise direct, payment will be made to the order of all of such joint holders and, if applicable, sent to them at the recorded address. The sending of the payment by cheque, electronic means or such other method as the board may determine, in an amount equal to the dividend or other distribution to be paid less any tax which the Corporation is required to and does withhold, will satisfy and discharge the Corporation’s liability for payment unless a cheque is not paid upon presentation. In the event of non-receipt of any payment by the person to whom it is sent, the Corporation may re-issue the payment on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as may be prescribed by the board or any person designated by the board from time to time.

9	NOTICES

Any notice (which term includes, any communication or contract, document or instrument in writing) to be given (which term includes, sent, delivered or served) pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, auditor (if any) or member of a committee of the board will be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person’s recorded address, or if mailed to such person by prepaid mail at the person’s recorded address or if otherwise communicated to such person by electronic means as permitted by the Act. The foregoing may not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law. A notice so delivered will be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed will be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any electronic means will be deemed to have been given at the time specified under the Act.

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Irregularities in the notice not affecting the substance thereof or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any such person will not invalidate any action taken at any such meeting.

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, is bound by every notice in respect of such share which has been given to the shareholder from whom such person derives title to such share prior to such person’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person’s entitlement prescribed by the Act.

10	REPEAL OF EXISTING BY-LAW NO. 1

As of the coming into effect of this By-Law No. 1, the existing By-law No. 1 of the Corporation made as of the 30th day of March, 1994, as amended and confirmed as of the 10th day of May, 2005, is repealed. Such repeal does not affect the previous operation of the by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by-law prior to its repeal. All officers and persons acting under any such by-law which is repealed will continue to act as if appointed under the provisions of this by-law.

11	EFFECTIVE DATE

This by-law will come into force on the date when made by the board in accordance with the Act.

ENACTED AND MADE by the Board of the Corporation the 24th day of February, 2021.

CONFIRMED by the shareholders on May 6, 2021.

/s/ Paul J. D. Alpern
PAUL J. D. ALPERN
Senior Vice President, Secretary and General Counsel

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